Exhibit 3.1

ARTICLE III
BOARD OF DIRECTORS

SECTION 2.    NUMBER, TENURE AND QUALIFICATIONS.  The number of directors of the Corporation shall be seven (7). Each director shall hold office until the next annual meeting of shareholders or until his successor shall have been elected and qualified.  Directors need not be residents of Illinois or shareholders of the Corporation.  The number of directors may be increased or decreased from time to time by the amendment of this section; but no decreases shall have the effect of shortening the term of any incumbent director.